NOTICE OF CHANGE OF AUDITOR

TO:Dale Matheson Carr-Hilton Labonte LLP

TO:UHY McGovern Hurley LLP

TO:Ontario Securities Commission

AND TO:            Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:	FSD Pharma Inc. – Change of Auditor

This letter constitutes notice, pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators ("NI 51-102"), that UHY McGovern Hurley LLP (the "Successor Auditor") has been appointed the auditor of FSD Pharma Inc. ("FSD").

FSD advises as follows:

(a) Dale Matheson Carr-Hilton Labonte LLP (the "Former Auditor") resigned as auditor of FSD effective April 8, 2019 at the request of FSD.

(b) The Audit Committee and Board of Directors of FSD have considered the resignation of the Former Auditor and have considered and approved the appointment of the Successor Auditor.

(c) The Former Auditor's reports for FSD's two most recently completed fiscal years, namely the fiscal years ending August 31, 2016 and August 31, 2017, did not express a modified opinion.

(d) There are no reportable events (as defined in NI 51-102).

DATED this 8 day of April, 2019.

FSD PHARMA INC. Per: signed ("Raza Bokhari") Name: Raza Bokhari Title: Interim CEO